Exhibit 99.4

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS RESULTS FOR SECOND QUARTER FISCAL 2019

Vancouver, B.C., Canada – 28 February 2019 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) is an emerging integrator of small scale refinery infrastructure with nearby stranded crude oil production in Indonesia. The Company today announced its financial results for the second quarter ended 31 December 2018 (the "Second Quarter") of the Company's fiscal year ending 30 June 2019.

Overall, the Company incurred a net loss during the Second Quarter of $127,907 compared to a loss of $13,170 for the same quarter last year, an increase of $114,737. The lower loss in the same quarter last year was due in part to a gain of $103,838 then recognized on forgiveness of debt by the Company's officers and other suppliers of $73,838 and issue of 1,000,000 common shares valued at $20,000 to settle debt owing to related parties of $50,000, resulting in an additional gain of $30,000.

Interest expense during the Second Quarter was $3,326 compared to $103 during the same quarter last year and reflected the interest cost on outstanding promissory notes.

The Company’s cash administrative costs during the Second Quarter totaled $125,617 compared to $114,803 during the same quarter last year, an increase of $10,814, primarily due to higher management fees and other office expenses, due to the Company’s increased activity during the Second Quarter.

The total share-based payments expenses during the Second Quarter were $ nil compared to $1,150 during the same comparative quarter last year. Subsequent, to the end of the Second Quarter, the Company granted a total of 7,500,000 new incentive stock options to officers and directors, each one of which have an exercise price of five US cents ($0.05) and a fixed term expiring on 30 June 2021.

As at the end of the Second Quarter, the Company’s Interim Financial Statements reflected a decrease in the Company's working capital deficiency by an amount of $493,450 from the end of the Company's Fiscal 2018 year. The Company's working capital deficiency at end Fiscal 2018 on 30 June 2018 was $536,676 and was reduced to $43,226 at the end of the Second Quarter.

During the six month period ending the Second Quarter, the Company spent $275,783 on its operations and raised $550,000 from private placements.

The full text of the Company's interim unaudited and management prepared consolidated financial statements and the accompanying management discussion and analysis for the Quarter are both available for download from the Company's profile on SEDAR at www.sedar.com.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.